UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Related Party Transactions

On the date hereof, Braiin Limited (the “Company”, “Braiin”, NASDAQ: BRAI) is furnishing this Report on Form 6-K to provide disclosure regarding related-party transactions between the Company and entities under common control of the Saligrama Family Trust, being the family trust of Mr. Viswanatha Chetan Saligrama, the Company’s President, Chief Operating Officer and a director (“Mr. Saligrama”). The affiliated entities of the Saligrama Family Trust referenced herein are Advaitha Pty Ltd ACN 683 171 717, as trustee for the Advaitha Family Trust (“Advaitha”), TWCC VIC Pty Limited (“TWCC VIC”) and Mr. Saligrama in his personal capacity.

Connect Simple Restructuring

As previously disclosed, on 8 December 2025, the Company entered into a Share Sale Agreement (the “Connect Simple SSA”) with Gomazz Pty Ltd ACN 067 402 368 as trustee for the Georgiou Family Trust (“Gomazz-Georgiou”), the then sole shareholder of Connect Simple Pty Ltd ACN 673 352 844 (“Connect Simple”), for the acquisition by the Company of 100% of the issued shares of Connect Simple.

Between execution of the Connect Simple SSA and issuance of the shares to vendors of Connect Simple (the “Settlement”), a scrip-for-scrip restructure was implemented under Subdivision 124-M of the Income Tax Assessment Act 1997 (Cth). On 28 January 2026, pursuant to two Sub-Division 124-M Roll-over Agreements (the “Connect Simple Restructuring”). Mr. Saligrama transferred 100% of the issued shares in Connect Easy Ltd (UK Company Number 16514078), to Connect Simple in exchange for the issue of 2,200 newly-issued ordinary shares in Connect Simple. Additionally, Advaitha transferred 100% of the issued shares in ConnectEasy Inc (US, Number 10198866) to Connect Simple in exchange for the issue of 2,600 newly-issued ordinary shares in Connect Simple.

Following completion of the Connect Simple Restructuring, the share register of Connect Simple was as follows:

Shareholder	Connect Simple shares	%	Relationship
Advaitha Pty Ltd ATF Advaitha Family Trust	2,600	53.06%	Saligrama Family Trust vehicle
Mr. Viswanatha Chetan Saligrama (personally)	2,200	44.90%	Director and officer of the Company
Gomazz Pty Ltd ATF Georgiou Family Trust	100	2.04%	Unrelated party
Total	4,900	100.00%

On Settlement of the Connect Simple SSA on 2 February 2026, an aggregate of 9,636,424 fully paid ordinary shares of the Company were issued at the agreed reference price of USD$10.17 per share in accordance with the post-restructure ownership of Connect Simple, which consisted of approximately 53.06% of shares to Advaitha, approximately 44.90% of shares to Mr. Saligrama personally, and approximately 2.04% of shares to Gomazz-Georgiou. The consideration shares are subject to a 12-month lock-up from the date of issue.

Mr. Saligrama, at and following Settlement, was the beneficial owner (directly and through Advaitha) of approximately 97.96% of Connect Simple. Accordingly, the Connect Simple Restructuring is a related-party transaction within the meaning of Item 7.B of Form 20-F.

Note Purchase Agreement

As disclosed in the Registration Statement and Prospectus, on 11 March 2025, the Company entered into a Binding Term Sheet with TWCC VIC for a secured non-convertible debenture facility of up to USD$14.4 million (the “Binding Term Sheet”).

On 11 February 2026, in substitution for the TWCC VIC Binding Term Sheet, the Company entered into a Note Purchase Agreement with Advaitha (the “NPA”).

The principal terms of the NPA are summarised below:

Term	NPA Position
Issuer / Borrower	Braiin Limited (ACN 660 713 093)
Investor / Lender	Advaitha Pty Ltd ACN 683 171 717 ATF the Advaitha Family Trust
Effective date	11 February 2026
Principal	USD$12,000,000 (initial principal balance under the Note, inclusive of original issue discount and transaction expense amount)
Cash purchase price	USD$9,400,000 (USD$12,000,000 less USD$2,600,000 original issue discount and USD$30,000 transaction expense amount, with the original issue discount and transaction expense amount deemed fully earned and non-refundable as of the Closing Date)
Use of proceeds	To fund the cash component of the VIS Networks Pvt Ltd acquisition and to refinance commercial property indebtedness of VIS Networks
Security	First-priority security interests over (i) the Company’s assets and the assets of Raptor300 Inc., Braiin LLC, Connect Simple Pty Ltd and VIS Networks Pvt Ltd; (ii) the intellectual property of those entities under an Intellectual Property Security Agreement; (iii) a pledge of equity interests in specified Subsidiaries; and (iv) a Guaranty from the Subsidiaries
Coupon	Approximately 14% per annum (as varied by the Deed of Variation described below)
Tenor	12 months from Month 1 (March 2026), with principal amortisation commencing in Month 10 (as varied by the Deed of Variation)

Advaitha is an entity under common control of the Saligrama Family Trust. The NPA is a related-party transaction within the meaning of Item 7.B of Form 20-F.

Deed of Variation and Set-Off

On 12 March 2026, the Company, Advaitha and Mr. Saligrama (as trustee for the Saligrama Family Trust) entered into a Deed of Variation and Set-Off (the “Deed of Variation”) that removes the Make-Whole provision (Section 1.2 of the Note) and the Non-Circumvention provision (Section 1.3 of the Note) and removes all early-repayment penalties under the Note and the NPA, allowing the Company to prepay in whole or in part at any time without premium, penalty or break cost. Further, the Deed of Variation capitalises an additional USD$200,000 advance from the Saligrama Family Trust (the “Additional Amount”) into the principal of the Note, bringing the revised Schedule 1 principal to USD$12,200,000. The Deed of Variation replaces Schedule 1 of the Note with a revised Loan Repayment Schedule providing for (i) a Month 1 principal reduction of USD$2,600,000, (ii) monthly interest of USD$115,200 commencing in Month 2, and (iii) amortisation of the remaining USD$9,600,000 of principal in Months 10 through 12, with total interest payable over the term of USD$1,267,200 and tightens the Trigger Effect thresholds in the Note (Major Trigger reduced from 25% to 20%; Minor Trigger reduced from 10% to 5%). Additionally, the Deed of Variation contractually sets off the USD$200,000 Additional Amount and an AUD$50,000 director’s loan, in each case against the USD$322,524.59 balance then outstanding under a separate Promissory Note Agreement dated 20 March 2025 between the Company and the Saligrama Family Trust, resulting in a net amount of USD$122,524.59 plus AUD$50,000 payable to the Promissory Note Lender on or before 31 March 2026 in full and final satisfaction of that promissory note. Finally, the Deed of Variation confirms that, except as expressly varied, the NPA, the Note, the Security Agreement, the Intellectual Property Security Agreement, the Pledge Agreement and the Guaranty remain in full force and effect. The Deed of Variation is a related-party transaction within the meaning of Item 7.B of Form 20-F.

Approval of Related Party Transactions

Each of the related-party transactions described in this Report was reviewed and approved by the Board of Directors of the Company, with Mr. Saligrama recused from the deliberations and from voting on each such transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: May 19, 2026